October 9, 2024

Shannon Livingston
Chief Financial Officer
Community West Bancshares
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

       Re: Community West Bancshares
           Registration Statement on Form S-3
           Filed October 2, 2024
           File No. 333-282463
Dear Shannon Livingston:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark A. Bonenfant, Esq.